Exhibit 4.5

SUPPLY AGREEMENT

between

PROFOUND MEDICAL INC.

and

PHILIPS MEDICAL SYSTEMS NEDERLAND B.V.

THIS AGREEMENT is made July 31, 2017

BETWEEN:

PROFOUND MEDICAL INC., a company incorporated under the laws of the province of Ontario and having its registered address at 2400 Skymark, Unit 6, Mississauga, Ontario L4W 5K5, Canada

(hereinafter referred to as “Customer”)

- and -

PHILIPS MEDICAL SYSTEMS NEDERLAND B.V., a company
incorporated under the laws of the Netherlands with its principal place of business at Veenpluis 4-6 5684 PC Best, the Netherlands

(hereinafter referred to as “Philips”)

Customer and Philips hereinafter also collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS:

A.	Pursuant to the Asset and Share Purchase Agreement (the “Purchase Agreement”) entered into on June 30, 2017 by Customer, Koninklijke Philips NV (“Philips NV”) N.V. and Customer agreed to execute and deliver (or cause to be executed and delivered) certain ancillary agreements one of which is this Agreement;

B.	Prior to the consummation of the transactions contemplated by the Purchase Agreement, Philips manufactured the Product in-house and did not outsource the manufacturing to an independent facility, and as a result, Philips has intimate knowledge of the manufacturing process and requirements for the Product;

C.	Customer originally desired to take over responsibility for the manufacture of the Product immediately upon closing of the transactions contemplated by the Purchase Agreement;

D.	As Philips historically manufactured the Product in-house, to enable Customer to prepare for and realize the transition of the manufacturing of the Product to Customer’s organization, Customer requires the assistance of Philips to continue manufacturing the Product until such time as the manufacturing process can be transitioned to Customer hereunder;

E.	Until such time as the manufacturing of the Product can be transitioned to Customer in accordance with the terms of this Agreement, Philips agrees to supply, as a contract manufacturer to Customer, on a temporary basis for the Term (as defined herein), the Product, and Customer wishes to buy such Products from Philips under this Agreement;

F.	Customer acknowledges and agrees that it assumes all obligations and liabilities as the legal manufacturer of the Product as from the Effective Date, on the terms and conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

The following terms used in this Agreement shall have the meaning set forth below:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control”, “controlled by” and “under common control with” means possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Person (whether through ownership of securities or other partnership or ownership interests, as trustee, personal representative or executive or by contract, credit agreement or otherwise), provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person.

“Agreement” means this Supply Agreement including any and all of its Schedules as attached hereto and as may be amended or supplemented from time to time in accordance with the provisions hereof.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday, in the Province of Ontario or the Netherlands.

“Claim” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or other, whether at Law, in equity or otherwise.

“Confidential Information” means any information, provided in whatever form (including in written, electronic or oral form) or medium, which relates to either Party’s or its Affiliates’ business, products (hardware and software), technology, business plans, product plans, customers, customer information, specifications, designs, costs, prices, business opportunities, Know How, trade secrets, inventions, techniques, processes, algorithms, software programs, schematics and any other business or technical information disclosed by the Disclosing Party to the Receiving Party in connection with this Agreement.

“Confirmation” has the meaning ascribed thereto in clause 4.4.

“Contract Year” means the twelve (12) month period beginning on the Effective Date, and each subsequent twelve (12) month period during the Term.

“Customer” has the meaning ascribed thereto in the Preamble.

“Customer Indemnified Parties” has the meaning ascribed thereto in clause 10.1.

“Delivery” means the actual delivery of the Product to Customer and the acceptance by Customer of the Product in accordance with clause 7.1.

“Disclosing Party” as the meaning ascribed thereto in clause 14.1.

“DMR” has the meaning ascribed thereto in clause 5.3.

“EDI” means electronic data interchange.

“Effective Date” means the Completion Date as defined in the Purchase Agreement.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Export Regulations” has the meaning ascribed thereto in clause 16.1.

“Factory Test Report” means the report, the content of which is set forth in Schedule 4, that Philips shall prepare and maintain, identifying the factory tests Philips completes on the Product prior to Delivery to support its compliance with the Specifications.

“Force Majeure” has the meaning ascribed thereto in clause 0.

“Forecasts” means those documents setting out anticipated demand for the Product as to be more particularly described in clause 3.2.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Intellectual Property Rights” means, in any and all jurisdictions, all: (a) patents and applications therefor, including all continuations, continuations-in-part and provisionals and patents issuing thereon, and all reissues, re-examinations, substitutions, renewals and extensions thereof (collectively, “Patents”); (b) trademarks, service marks, trade names, trade dress, logos, corporate names, Internet domain names or uniform resource locators used in connection with any global computer or electronic network, together with all translations, adaptations, derivations and combinations thereof, and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof; (c) industrial designs, designs and design rights; (d) copyrights, works of authorship and moral rights, and all registrations, applications, renewals, extensions and reversions thereof; (e) trade secrets, discoveries, concepts, ideas, research and development, Know How, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, quality data, procedures, designs, drawings, specifications, databases, and other proprietary or confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, which would constitute a “trade secret” under applicable Law, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (“Trade Secrets”); (f) inventions, processes and designs; and (g) software, and all source code, object code, data and documentation relating thereto.

“Know How” means any and all concepts, ideas, information, data and documents of whatever nature, including, without limitation, drawings, methods, techniques, designs, specifications, photographs, samples, models, processes, procedures, reports, particulars of a technical nature (including, without limitation, any know how related to the manufacturing or design of Products and technical and commercial know how).

“Law” means all laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, rules, regulations, permits, legally binding policies and guidelines and legally binding requirements of all Governmental Authorities.

“Lead-Time” means, as applicable, the minimum number of days required between the date of the Purchase Order and the date of Delivery requested in a Purchase Order as such number is listed in Schedule 2.

“Losses” has the meaning ascribed thereto in clause 10.1.

“New Technology” has the meaning ascribed thereto in clause 13.3.

“Other Transaction Documents” has the meaning ascribed thereto in clause 6.6. “Parties” and “Party” have the meaning ascribed thereto in the Preamble. “Permit” has the meaning ascribed thereto in clause 8.2(c).

“Person” includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative.

“Project Manager” has the meaning ascribed thereto in clause 12.8(a).

“Project Team” has the meaning ascribed thereto in clause 12.8.

“Quality Agreement” has the meaning ascribed thereto in clause 8.1.

“Philips” has the meaning ascribed thereto in the Preamble.

“Philips Indemnitees” has the meaning ascribed thereto in clause 10.1(ii)

“Product” means the Sonalleve MR-guided HIFU device which Philips shall manufacture and supply according to this Agreement as specified in Schedule 1,including spare parts.

“Production Plan” means the production plan setting forth the delivery limitations as specified in Schedule 3, and as may be updated in accordance with clause 3.1.

“Purchase Order” means an order for Products as may be submitted by Customer in accordance with clause 3.

“Quality Agreement” means the Quality Agreement as described further in clause 8.1 of this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof.

“Receiving Party” as the meaning ascribed thereto in clause 14.1.

“Regulatory Transfer Date” has the meaning ascribed to such term in clause 2.3. “Representatives” has the meaning ascribed to such term in clause 14.2. “Required Jurisdictions” [Redacted – Commercially Sensitive]

“RPA” means the resale purchasing agreement between the Parties, dated as of the Effective Date.

“Specifications” means the specifications for the Product as set out in Schedule 1, as such specifications be amended from time to time in accordance with the terms of the quality agreement (the “Quality Agreement”).

“Term” has the meaning ascribed thereto in clause 12.1.

“Third Parties” means a Person who is not a Party or an Affiliate of a Party. “Transferred Confidential Information” has the meaning ascribed thereto in clause 14.4. “Transition Plan” has the meaning ascribed thereto in clause 12.8.

“VAT” has the meaning ascribed thereto in clause 6.1.

2.	GENERAL, SCOPE

2.1	During the Term, Philips shall manufacture and supply and Customer shall purchase the Products ordered by Customer pursuant to Purchase Orders (issued by Customer and accepted by Philips) in accordance with the terms and conditions of this Agreement.

2.2	The Parties intend for the express terms and conditions contained in this Agreement, including the Quality Agreement and any Schedules and Exhibits hereto or thereto, and in any Purchase Order that are consistent with the terms and conditions of this Agreement to exclusively govern and control each of the Parties’ respective rights and obligations regarding the manufacture, purchase and sale of the Products, and the Parties’ agreement is expressly limited to such terms and conditions. Notwithstanding the foregoing, if any terms and conditions contained in a Purchase Order conflict with any terms and conditions contained in this Agreement, the applicable term or condition of this Agreement will prevail and such additional, contrary or different terms will have no force or effect. Except for such additional and contrary terms, the terms and conditions of all Purchase Orders are incorporated by reference into this Agreement for all applicable purposes hereunder. Without limitation of anything contained in this clause 2.2, any additional, contrary or different terms contained in any Confirmation (as defined below) or any of Philips’s invoices or other communications between the Parties, and any other attempt to modify, supersede, supplement or otherwise alter this Agreement, are deemed rejected by Customer and will not modify this Agreement or be binding on the Parties unless such terms have been fully approved in a signed writing by authorized by both Parties.

2.3	On the Effective Date, Philips (or its Affiliate, Philips Oy) is the legal manufacturer of the Product. Customer hereby covenants and agrees to file with all applicable notified bodies and Governmental Authorities, including but not limited to BSI, Notified Body and ISO Registrar, on a jurisdiction-by-jurisdiction basis, within the applicable time periods for each jurisdiction outlined in the “Transitional Service Level Agreement” (TSLA Number: QR01, TSLA Title: Transfer of Legal Manufacturers), all documentation required or necessary to change the legal manufacturer of the Product in each Required Jurisdiction from Philips Oy to Customer for all applicable regulatory purposes. In order to expedite and achieve such change of legal manufacturer and to achieve the required changes outlined in such Transitional Service Level Agreement, Customer shall fully cooperate with as required by and actively facilitate the above registration process by the applicable notified bodies and Governmental Authorities in each Required Jurisdiction. On a jurisdiction-by-jurisdiction basis, from the date that the legal manufacturer is updated to Customer in such jurisdiction, Philips will supply the Products in such jurisdiction as contract manufacturer of Customer under this Agreement.

2.4	Philips shall provide such reasonable support, assistance and information reasonably requested by Customer and as outlined in the above referenced Transitional Service Level Agreement (including, to achieve the required changes outlined in such Transitional Service Level Agreement) in connection with Customer’s transfer of the registrations in respect of the Product from Philips to Customer (as contemplated by clause 2.3 above), including, those services outlined in the Transitional Service Level Agreement, participating in any meeting with the applicable Governmental Authority reasonably requested by Customer and subject to the limitations and the obligations of the Parties under the “Transitional Service Level Agreement” (TSLA Number: QR01, TSLA Title: Transfer of Legal Manufacturers) concluded by the Parties in conjunction with the Purchasing Agreement.

3.	DELIVERY CAPACITY, FORECAST

3.1	Philips shall maintain a delivery capacity, which allows Philips to deliver the Products in accordance with the Lead Times, Forecasts and Purchase Orders, but always subject to the supply limitations, if any, outlined in the Production Plan. Such Production Plan may be updated, and the production capacity may be increased only by the Parties’ written agreement and any reasonable additional incremental (and documented) investment required to exclusively satisfy such increase shall be borne by Customer. Philips shall not be held liable for rejecting any Purchase Order through which the volume in any Contract Year or the relevant quarter exceeds the volume indicated in the Production Plan.

3.2	Customer shall provide Philips in good faith on a monthly basis, on the later of (i) seven (7) days prior to the beginning of each calendar month a rolling [Redacted – Commercially Sensitive] forecast for the Products (including the major configuration of each Product such as field strength) (“Forecast”) it expects to purchase during such [Redacted – Commercially Sensitive] period. Such Forecast shall be provided in writing or in any other mutually agreed manner of communication (e.g., EDI or email). Notwithstanding any other obligation set forth herein, Customer shall give Philips at least [Redacted – Commercially Sensitive] prior written notice if, during the Term, it intends to discontinue the purchase of any Products hereunder, or if it intends to substantially decrease, versus the Forecast, its purchase demand hereunder. For greater certainty, if Philips (or an Affiliate of Philips) is delayed in delivering any “Forecast” contemplated by the RPA, the Customer’s obligations to deliver the Forecast hereunder (solely in respect of that portion of the Forecast that corresponds to the volume of Product to be sold to Philips (or an Affiliate of Philips) pursuant to the RPA) shall be tolled until Philips (or an Affiliate of Philips) delivers the corresponding “Forecast” under the RPA.

3.3	Notwithstanding Customer’s obligations pursuant to clauses 3.1 and 3.4, the first [Redacted – Commercially Sensitive] of each Forecast shall constitute a binding commitment of Customer to purchase the quantities of Products set forth in the relevant Forecast for such [Redacted – Commercially Sensitive] period. The Forecast for the period beyond this two (2) month period shall be non-binding except to the extent otherwise provided in clause 3.4. Only Purchase Orders as accepted by Philips, as set forth in clause 3.4 below, constitute an obligation for Philips to actually produce the so ordered Products and no quantities of Products in the Forecast provided by Customer shall constitute an accepted Purchase Order.

3.4	Customer shall have the right to increase or decrease, as the case may be, the [Redacted– Commercially Sensitive] Forecast only within the limitations set forth in the Production Plan per quarter.

3.5	The reasonable and documented costs of all materials, parts and components which have been purchased and paid for by Philips in order to meet Customer’s demand as may be concluded, based on the historical operations of Philips in the ordinary course of business, on the basis of Customer’s Forecast, shall be reimbursed, at inventory value without additional mark up by Customer against invoice in accordance with the payment terms of this Agreement in such instance where any such materials are not used in the production of any Products to meet any Purchase Orders of Customer within [Redacted – Commercially Sensitive] of the purchase of such materials. The same reimbursement obligation shall apply at the end of the Term for materials, parts and components then available at Philips. Such materials, parts and/or components shall be delivered to Customer [Redacted – Commercially Sensitive]. Upon payment the title of the materials, parts and/or components shall transfer to Customer.

4.	PURCHASE ORDERS

4.1	Customer shall place Purchase Orders in writing (or any other mutually agreed manner of communication, e.g. email or EDI) within the Lead-Time and in accordance with the Forecast provided to Philips in accordance with clause 3.

4.2	Each Purchase Order shall be given in writing (or such other manner of communication (e-mail) as may be mutually agreed from time to time) and shall specify:

(a)	Purchase Order number;

(b)	the type (including Product name and codes) and quantity of Products ordered;

(c)	the requested date of Delivery;

(d)	destination – ship to address;

(e)	the services ordered for the ordered Product; and

(f)	such other information as Philips may reasonably request from time to time.

4.3	No Purchase Order shall be deemed to be accepted by Philips until accepted in writing (including by email or another agreed manner of communication) by Philips or as otherwise contemplated by clause 4.4 below. Philips shall not reject any Purchase Order which is placed in accordance with the Forecast, the Lead Time and otherwise in accordance with this Agreement, unless Philips is entitled to reject on the basis of clause 3.1 or 4.4.

4.4	Philips shall confirm to Customer the receipt of each Purchase Order issued hereunder (each, a “Confirmation”) within seven (7) days following Philips’s receipt thereof in writing or in any other mutually agreed manner of communication (e.g., EDI or email). Each Confirmation must reference Customer’s Purchase Order number, confirm acceptance of the Purchase Order, include a confirmed date of Delivery (which may differ from the requested one in the Purchase Order) or, solely if permitted under this clause 4.4, advise Customer of Philips’s rejection of such Purchase Order, the date of acceptance or rejection and the basis for rejection, if applicable. If Philips commences performance under such Purchase Order, Philips will be deemed to have accepted the Purchase Order. Customer may withdraw any Purchase Order prior to Philips’ acceptance thereof. Philips may only reject a Purchase Order if (a) the quantity ordered by Customer in such Purchase Order is inconsistent with the quantity in the applicable Forecast in accordance with clause 3.2 (as amended pursuant to clause 3.4), (b) Philips has sent Customer a Notice of termination pursuant to clause 12 or (c) the applicable Purchase Order includes terms and conditions that supplement those contained in this Agreement, which Philips is unwilling to accept. Philips may not cancel any previously accepted Purchase Order hereunder. Customer may not cancel a previously accepted Purchase Order ..

5.	DELIVERY, TRANSFER OF RISK AND OWNERSHIP

5.1	[Redacted – Commercially Sensitive – Delivery Details]

5.2	If Customer fails to take Delivery of ordered Products at the date of Delivery acknowledged by Philips, then Philips may deliver the Products in consignment and at Customer’s risk and cost.

5.3	Philips will manufacture, handle, properly pack, mark and ship the Products in accordance with Customer’s instructions provided to Philips in writing as part of the Device Master Record (“DMR”) or as otherwise set forth in the Quality Agreement. The purchase price for the Product includes the costs of packaging as defined in the DMR, but any additional costs resulting from compliance with non-standard packaging specifications (i.e., different from as defined in the DMR) shall be added to the Price.

5.4	[Redacted – Commercially Sensitive – Delivery Details]

6.	PRICE AND PAYMENT

6.1	Prices are exclusive of any federal, state or local sales, use or excise taxes and any, value added tax imposed solely as a result of the sale and transfer of the Products (VAT). Philips will list separately on its invoice any tax lawfully applicable to the relevant Purchase Order and payable by Customer, if any, with respect to which Customer does not furnish evidence of exemption. Philips is responsible for remitting any applicable VAT, sales tax, consumption tax, or any other similar tax, in each instance, that were charged to Customer under an applicable Purchase Order, to the appropriate tax authorities in accordance with applicable Laws and required timelines. Philips will issue an invoice containing wording that will allow Customer to take advantage of any applicable “input” tax deduction.

6.2	Purchase prices for the Products are set out in Schedule 1. Prices are firm and fixed for the Term and shall include all costs for work performed, Delivery according to this Agreement and packaging as set forth in clause 5.3 above.

6.3	Any invoices provided by Philips shall refer to the Purchase Order number and any other details required by applicable Law. Philips shall invoice for the purchase prices set out in Schedule 1 on or at any time after Delivery.

6.4	Philips invoices, compliant with the requirements of this Agreement, will be payable within [Redacted – Commercially Sensitive] following the end of the month of the date of invoice. Customer shall make all payments in Euros by check, wire transfer or automated clearing house to the bank account designated by Philips.

6.5	[Redacted – Commercially Sensitive – Late Payment Details]

6.6	[Redacted – Commercially Sensitive]

7.	CONFORMITY OF PRODUCTS

7.1	Philips represents and warrants to Customer that all Products delivered and any services provided hereunder:

i.	conform to the Specifications on the Delivery Date [Redacted – Commercially Sensitive];
ii.	unless otherwise agreed with Customer in writing, are new (do not contain any used or reconditioned parts or materials) and fit for the purposes for which they are intended;
iii.	are of sound workmanship, good quality and free from defects in construction, manufacture and material [Redacted – Commercially Sensitive];
iv.	the manufacturing and shipment of the Product comply in all respects with applicable Laws, regulations, certification requirements, including health and safety standards and all other applicable regulatory requirements for the manufacture and shipment of Products;
v.	are free and clear of all liens, encumbrances, and other Claims against title; and
vii.	comply in all respects with the terms of this Agreement and the applicable Purchase Orders.

7.2	[Redacted – Commercially Sensitive]

7.3	[Redacted – Commercially Sensitive] the foregoing warranties will survive any inspection, delivery, acceptance, or payment by Customer and will be enforceable by Customer and its Affiliates, and their successors, assigns, subcontractors, distributors, dealers, agents and customers and all other entities combining, selling or using Products or goods into which Products have been incorporated (together, the “Customer Parties”), for the period set forth in clause 7.4.

7.4	Without prejudice to any other rights accruing under this Agreement or law, the warranties set forth in clause 7.1 will extend for a period of [Redacted – Commercially Sensitive – Warranty Details]. Products repaired or replaced by Philips within the Warranty Term are warranted for the remainder of the original Warranty Term of said Products.

7.5	In respect of failure to meet the Specifications, if Products do not comply with the warranties set forth in clause 7.1, Customer may then, after having consulted Philips as to the most appropriate remedy, elect reasonably to have Products:

i.	returned to Philips for repair or replacement;
ii.	repaired or replaced by Philips in the field; or
iii.	repaired or replaced by Customer in the field, including Products in distributor inventory and Customer’s installed base; or

iv.	returned to Philips in exchange for a full refund of the purchase price for the non-conforming Products paid under this Agreement.

7.6	Philips will bear all costs, including transportation and labor costs, in connection with the repair or replacement of, and all other costs or damages Customer may incur as a result of Products not complying with clause 7.1. If Philips agrees that Customer performs the repair, Philips will provide Customer free of charge with any replacement Product or upgrade necessary, and will reimburse Customer for all costs relating to such repair, including any related labor costs.

7.7	If Customer or any relevant Governmental Authority determines that a recall campaign is necessary, Customer will implement such recall campaign at Customer’s sole cost and risk. Customer hereby covenants and agrees that it shall bear all costs and expenses related to the implementation of any such recall. In case of a recall of the Product, Philips shall at its sole cost provide full cooperation to Customer in order to achieve an efficient and effective recall by Customer. Philips shall provide such cooperation at its own costs, including internal organizational costs but not including the costs of repair, replacement, installation of Products and logistics related to the recall [Redacted – Commercially Sensitive]. For greater certainty, the obligations of the Parties pursuant to this clause 7.6 shall only apply in respect of Products sold or distributed on or after the Effective Date, and for clarity, to thwe extent there is a recall that involves any Product sold or distributed prior to the Effective Date, the covenants and obligations of the Parties pursuant to this clause 7.6 shall not apply (and shall be addressed by the terms of the Purchase Agreement).

7.8	[Redacted – Commercially Sensitive – Warranty Details]

8.	QUALITY AND REGULATORY AND COMPLIANCE WITH LAWS

8.1	The Parties have entered into a Quality Agreement on or around the Effective Date, detailing Customer’s requirements, as the legal manufacturer of the Product, with respect to the manufacturing of the Product by Philips as the contract manufacturer. . The Quality Agreement is deemed to be incorporated into this Agreement by reference and made a part hereof, and to the extent of a conflict between the terms of the Quality Agreement and this Agreement, the terms and provisions of this Agreement shall prevail.

8.2	Until, on a jurisdiction by jurisdiction basis, the Regulatory Transfer Date, Philips shall

(a)	remain the legal manufacturer of the Product according to its own quality management systems.

(b)	comply, in all material respects, with all applicable Laws, Philips’ operation of its business and the exercise of its rights and performance of its obligations hereunder (including, the manufacture of the Product). Without limitation of the foregoing, Philips shall ensure the Product is manufactured in accordance with applicable Laws.

(c)	obtain and maintain all Permits necessary for the exercise of its rights and performance of Philips’ obligations under this Agreement, including any Permits required for the manufacture of the Product and the import or any materials and other manufacturing parts used in the production and manufacture of the Product, and the shipment of hazardous materials, as applicable. For purposes of this Agreement, “Permit” means any permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained or required to be obtained, from any Governmental Authority.

9.	CHANGES TO PRODUCT

9.1	Any changes to the Product proposed by Philips shall be discussed and handled by the Parties as described in the Quality Agreement. Until execution of the Quality Agreement, the provisions of this clause 9 shall apply.

9.2	Philips shall be entitled to make changes to the Products to comply only with any applicable Laws. Without prejudice to the foregoing, it is understood and agreed that Customer (and not Philips) shall be responsible to notify Philips of any changes required to comply with any applicable Laws, as long as such applicable Laws concern the Products.

9.3	Customer may reasonably request and Philips may propose, in writing, that Philips makes a change to the method of packing, a change to the packaging, or the Products. Such request or proposal (as applicable) will include a description of the requested/proposed change sufficient to allow Philips, using commercially reasonable efforts, to evaluate the feasibility and impact on costs and other terms of such requested change, it being understood that Customer shall pay for any reasonable incremental and documented costs incurred by Philips in connection with such evaluation. All such changes are subject to Philips’s written approval (and in case of a change proposal by Philips, Customer’s written approval), which cannot unreasonably withheld, conditioned or delayed, it being understood that, if technically feasible and commercially reasonable, Philips shall make any changes required to comply with any applicable Laws upon Customer’s written request. Philips will not be obligated to agree or accept any such request for a change nor to proceed with the requested change until the Parties have mutually agreed upon the changes to the Product’s Specifications, the price, the implementation costs to be borne by Customer including, without limitation, development and other non-recurring expenses, the cost of inventory and materials that may become obsolete, and any other terms of this Agreement.

9.4	The incremental and documented costs of any changes (including any non-recurring costs such as development and re-engineering costs, as well as costs of changes to the tools used to manufacture the changed Products) shall be borne by Customer. All such charges will be charged to Customer at cost, without any additional markup.

10.	INDEMNIFICATION AND LIMITATION OF LIABILITY

10.1	Indemnification by Philips

(i)	Philips will defend, indemnify and hold harmless Customer and its Affiliates and their respective directors, officers, employees and agents, and their successors, heirs and assigns (the “Customer Indemnitees”) from and against all liabilities, costs, damages, Claims and expenses, including reasonable attorney’s fees, arising from or related to any actual or alleged [Redacted – Commercially Sensitive – Indemnification Details].

(ii)	Customer will defend, indemnify and hold harmless Philips and its Affiliates and their respective directors, officers, employees and agents, and their successors, heirs and assigns (the “Philips Indemnitees”) from and against all liabilities, costs, damages, Claims and expenses, including reasonable attorney’s fees, arising from or related to any actual or alleged [Redacted – Commercially Sensitive – Indemnification Details]

10.2	[Redacted – Commercially Sensitive – Indemnification Details]

10.3	[Redacted – Commercially Sensitive – Indemnification Details]

10.4	The limitations and exclusions set forth above in this clause 10 shall apply to the fullest extent permitted by applicable Law.

11.	TOOLS

11.1	The Parties will conclude contract(s) managing the ownership and use of tools and equipment needed for the manufacturing of the Products.

12.	TERM AND TERMINATION AND TRANSITION

12.1	This Agreement shall come into force on the Effective Date and shall remain in force and effect for a period of [Redacted – Commercially Sensitive – Term Details] , unless this Agreement is extended or previously terminated in accordance with this clause 12, pursuant to clause 15.1 (Force Majeure), or (ii) by the mutual written consent of the Parties (the “Term”).

12.2	Customer, in its sole discretion, may terminate this Agreement, without cause, by providing six (6) months prior written notice to Philips. Philips may terminate this Agreement with immediate effect by written notice to Customer, should Customer not have filed with the specified bodies to transfer the applicable registrations within the time period specified in clause 2.3.

12.3	Without prejudice to any other right or remedy a Party may have against the other Party for breach or non-performance of this Agreement, Each Party may suspend performance of its obligations under the Agreement or terminate this Agreement upon written notice to the other Party if:

(a)	the other Party files a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceeding;

(b)	the other Party becomes the subject of a petition in bankruptcy or any proceeding relating to insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceeding and such petition or proceeding is not dismissed within thirty (30) days from filing of such petition or proceeding;

(c)	the other Party materially breaches any of its obligations under the Agreement, and the breaching failures to cure such breach within [Redacted – Commercial Sensitive – Termination Timing] after it receives written notice from the non-breaching Party to cure same;

(d)	[Redacted – Commercially Sensitive – Termination Timing]

(e)	conviction of, or commission by, the other Party or any principal officer, shareholder, employee or any partner of the other Party of any crime or immoral act which may adversely affect the goodwill or reputation of Customer or Philips;

12.4	If Philips causes the Agreement to be terminated, directly or indirectly, then Philips undertakes to sell all Products which have been ordered by Customer but not yet delivered at the date of termination upon the terms and conditions of this Agreement.

12.5	On termination or expiry of this Agreement, each Party shall promptly:

(a)	return to the other Party all equipment, materials and property belonging to the other Party that the other Party had supplied to the other Party (or its Affiliates) in connection with the supply and purchase of the Products under this Agreement;

(b)	cooperate with the other Party to arrange for the sale and purchase of the materials, parts and components as referred to in clause 3.4;

(c)	return to the other Party all documents and materials (and any copies) containing the other party’s Confidential Information;

(d)	erase all the other party’s Confidential Information from its computer systems (to the extent possible); and

(e)	on request, certify in writing to the other Party that it has complied with the requirements of this clause.

On termination or expiry of this Agreement Philips shall facilitate an orderly transition of suppliers from Philips to Customer in accordance with the requirements outlined in Section 5.4 (Material Supplier Contracts) of the Purchase Agreement, including using commercially reasonable best efforts to assist Customer to enter into supply agreements directly with the counterparties to the Material Supplier Contracts (as defined in the Purchase Agreement) on terms that are satisfactory to the Customer, acting reasonably.

12.6	Termination of this Agreement in accordance with this clause 12, is without prejudice to any right to claim for amounts or interest accrued prior to the date of such termination under this Agreement.

12.7	All terms and conditions of this Agreement which are intended (whether expressed or not) to survive the duration or termination of this Agreement will so survive, including, for greater certainty, clauses 2.3, 2.4, 6, 10, 12, 13, 14, and 18.

12.8	Within [Redacted – Commercially Sensitive – Time Period] of the Effective Date, the parties shall negotiate, acting reasonably and in good faith, a transition plan (the “Transition Plan”) to provide for a smooth transfer and transition of the manufacturing activities under this Agreement to Customer, an Affiliate of Customer or a third party manufacturer designated by Customer. The Transition Plan shall be negotiated based on the key transition terms outlined in Schedule 5 hereto (the “Transition Plan Term Sheet”). In connection with the negotiation and ultimately implementation of the Transition Plan, Parties shall install a project team which:

(a)	shall have a manager (“Project Manager”), one from Philips, who has experience in transferring manufacturing actives, and one from Customer, who has experience in setting up manufacturing activities;

(b)	shall be committed with sufficient capacity – made available by both Parties – to execute the Transition Plan within the given time frame (quantity), and the Parties shall ensure that sufficient and reasonable organizational resources are provided to each such Project Manager to ensure a smooth, uninterrupted and efficient transition of the manufacturing of the Product;

(c)	shall be sufficiently skilled and experienced with the activities under this Agreement (quality);

(d)	shall be fully dedicated to the timely and adequate execution of the Transition Plan.

12.9	The Parties shall perform such activities as set forth in the Transition Plan and shall otherwise perform all such obligations in good faith to ensure a smooth transfer of the manufacturing activities under this Agreement to Customer. In connection with the Transition Plan, Customer will pay all reasonable freight cost and any Philips’ employee (or third parties engaged by Philips) at [Redacted – Commercial Sensitive – Billing Rate], as needed, in connection with the implementation of the Transition Plan. For greater certainty, Philips will only engage third party support to assist with the transition if such additional support is required in order to implement the Transition Plan and such additional support is previously approved by Customer in writing (not to be unreasonably withheld). If to the opinion of the Project Team, circumstances occur in which the timely and/or proper execution of the Transition Plan is obstructed, this shall be immediately reported to the relevant executive officers of both Parties for immediate resolution.

13.	INTELLECTUAL PROPERTY RIGHTS

13.1	Customer grants to Philips, during the Term, a non-exclusive, royalty-free, non-transferrable right to make, have made, use, sell, reproduce, adapt, distribute, or otherwise use or practice Customer’s Intellectual Property Rights solely in connection with manufacturing of the Products and packaging to Customer pursuant to this Agreement.

13.2	Customer represents and warrants that any Product manufactured by Philips under this Agreement in accordance with the Specifications does not infringe, misappropriate, or otherwise violate any third party Intellectual Property Rights.

13.3	All right, title and interest in any and all Intellectual Property Rights and Know How resulting or based on any services by Philips or its Affiliates hereunder or enhancements carried out or technology developed during manufacture of the Products and that relate specifically and solely to the manufacture of the Product (“New Technology”), in each case, that were developed for the Product, will be owned exclusively by Customer. Philips hereby assigns and shall cause its Affiliates to assign all right title and interest in New Technology to Customer, and shall cause all employees or service providers to assign all right title and interest and waive any moral rights in New Technology. For greater certainty, “New Technology” shall exclude any (x) modification to Philips pre-existing Intellectual Property Rights (which, shall exclude any Intellectual Property Rights forming part of the “Purchased Assets” under the Purchase Agreement) and (y) developments developed not for the Products (collectively, “Philips Retained Product IP’), provided that Philips and its Affiliates hereby grant to Customer under any such Intellectual Property Rights, which are applicable or used for the manufacturing of the Product, a non-exclusive, non-transferable (except in accordance with clause 18.4 (Assignment)), irrevocable, world-wide, fully paid-up license, without the right to grant sub-licenses, to make, have made, sell or commercialize in any other way the Product.

13.4	The sale of any Products under this Agreement shall not constitute the transfer of any ownership rights or title in any Intellectual Property Rights or Know How in or to such Products.

14.	CONFIDENTIALITY

14.1	Confidential Information may be disclosed by or on behalf of a Party or its Affiliates (the “Disclosing Party”) to the other Party or its Affiliates (the “Receiving Party”) in connection with this Agreement. Each Party agrees to keep the other Party’s (and its Affiliates) Confidential Information confidential and not to reproduce or disclose such Confidential Information to any third party, or to use it for any purpose other purpose than for the purposes of this Agreement. Each Party shall protect any Confidential Information of the other Party (and its Affiliates) with the same degree of care used in protecting its own Confidential Information, but no less than a reasonable degree of care. Unless otherwise mutually agreed in writing, the Confidential Information shall remain the property of the Disclosing Party. Each party’s obligation to protect the Confidential Information of the other Party shall continue for a period of [Redacted – Commercial Sensitive – Time Period] following the date of termination of this Agreement.

14.2	Each Party may disclose the other Party’s Confidential Information to its and its Affiliates’ employees, officers, lawyers, accountants, professional advisers, consultants and sub-contractors (collectively, “Representatives”) or financing sources (both debt and equity) or any prospective acquirer of a Party (or substantially all of the assets related to the Products)(collectively, “Other Recipients”) on a strict need to know basis, provided that such Representatives and Other Recipients are subject to confidentiality obligations and/or agreements at least as stringent as the confidentiality restrictions imposed by this clause 14 on the Receiving Party.

14.3	The confidentiality obligations set out in this clause 14 shall not apply to any information (but only to the extent that such information) and the definition of “Confidential Information” shall not be deemed to include any information that:

(a)	is generally available from public sources or in the public domain through no fault or breach of the Receiving Party or any of its Representatives;

(b)	becomes available to the Receiving Party (or any of its Affiliates) unless the Receiving Party (or such Affiliate) is aware that such source was bound by a confidentiality agreement with the Disclosing Party or any or its Representatives or otherwise under a contractual, legal, fiduciary or other obligation of confidentiality with respect such information;

(c)	developed independently by the Receiving Party or any of its Affiliates without use of or reliance on the Disclosing Party’s (or any of its Affiliates’) Confidential Information as demonstrated by written records; or

(d)	was known or in the possession of the Receiving Party (or any of its Affiliates) prior to its disclosure by the Disclosing Party unless the Receiving Party (or such Affiliate) is aware that the source of such information was bound by a confidentiality undertaking to the Disclosing Party (or its Affiliates) or any or its Representatives or otherwise under a contractual, legal, fiduciary or other obligation of confidentiality with respect to such information.

14.4	Notwithstanding any of the carve outs to the definition of “Confidential Information” contained in clause 14.3, any Confidential Information in respect of the “Purchased Assets” and the “Business” (each, as defined under the Purchase Agreement) shall be deemed the Confidential Information of Customer (the “Transferred Confidential Information”), and, in respect of Philips, the carve out to the definition of “Confidential Information” contained in clause 14.3 shall not apply to any Transferred Confidential Information, notwithstanding the fact that Philips was aware, had possession of, or independently developed any such Transferred Confidential Information prior to the Effective Date

14.5	Clause 14 does not prohibit disclosure or use of any Confidential Information if and to the extent that the disclosure or use is required by applicable Law, any judicial or administrative proceedings, or the rules of any recognized stock exchange on which the shares of any Party are listed, provided that prior to such disclosure, the Receiving Party promptly notifies the Disclosing Party of such requirement with a view to providing the Disclosing Party with the opportunity to contest such disclosure or use and/or to obtain a protective order or otherwise to agree to the timing and content of such disclosure or use and the Receiving Party shall at the request of the Disclosing Party, assist the Disclosing Party in contesting such disclosure and/or obtaining a protective order; provided further that the Receiving Party shall only disclose such portions of the Confidential Information that are strictly required to be disclosed by applicable Law, and if permitted by applicable Law, the Disclosing Party shall be provided with the opportunity to review and comment on the disclosure to be made.

14.6	Each Party reserves all rights in its and its Affiliates’ Confidential Information. No rights or obligations in respect of a Party’s Confidential Information other than those expressly stated in this Agreement are granted to the other Party or to be implied from this Agreement. Each Party, and its Representatives shall protect and keep confidential and shall not use, publish or otherwise disclose to any Third Party, except as permitted by this Agreement, or with the other Party’s written consent, the other Disclosing Party’s Confidential Information.

15.	FORCE MAJEURE

Notwithstanding any provision to the contrary contained in this Agreement, the Parties shall be excused from the consequences of any breach of this Agreement if and to the extent that such breach was caused in whole or in part by a Force Majeure event, provided that (a) the affected Party shall not in any material way have caused or contributed to such Force Majeure event, (b) the Force Majeure event could not have been prevented by reasonable and ordinary precautions (as would be employed by a reasonably prudent person in the position of the affected party), and (c) the Force Majeure event could not reasonably have been circumvented by the affected Party by reasonable and ordinary commercial means, such as the use of alternate suppliers or subcontractors. Notwithstanding the foregoing:

(a)	the existence or occurrence of a Force Majeure event shall excuse a breach of this Agreement only for such period of time as the Force Majeure event remains in existence and only to the extent that such Force Majeure event has caused in whole or in part the breach of this Agreement;

(b)	the existence of a Force Majeure event that has caused a breach of this Agreement shall not prevent a Party from asserting and acting upon a breach of this Agreement that has not been caused by a Force Majeure event;

(c)	If a Party is not or is not expected to be able to perform any material obligation under this Agreement due to a Force Majeure event for a period of [Redacted – Commercial Sensitive – Time Period] or more, the other Party may terminate this Agreement without liability.

(d)	Notwithstanding the foregoing, Customer may cancel without liability any affected Purchase Orders if the Force Majeure event would result in a delay in delivery of more than [Redacted – Commercial Sensitive – Time Period].

For the purposes of this clause 15, “Force Majeure” means any prevention, delay, stoppage or interruption in the performance of any obligation or the occurrence of any event due to an act of God, the occurrence of enemy or hostile actions, sabotage, war, blockades, terrorist attacks, insurrections, riots, epidemics, nuclear and radiation activity or fall-out, civil disturbances, explosions, fire or other casualty, failure of energy sources, any industry-wide material shortage and changes in governmental or regulatory action or legislation or regulation, third party labour disputes or strikes or any other similar causes beyond the control of the Party seeking relief from its obligations as a result of such event, but not including, for clarity, any financial inability of Philips or any of its Affiliates or the failure of any subcontractor to perform obligations owed to Philips unless when those are caused by Force Majeure.

16.	EXPORT CONTROL

16.1	Customer understands that certain transactions of Philips are subject to export control Laws and regulations, such as but not limited to the UN, EU and the USA export control Laws and regulations, (“Export Regulations”) which prohibit export or diversion of certain products and technology to certain countries. Any and all obligations of Philips to export, re-export or transfer Products as well as any technical assistance, training, investments, financial assistance, financing and brokering will be subject in all respects to such Export Regulations and will from time to time govern the license and Delivery of Products and technology abroad by persons subject to the jurisdiction of the relevant authorities responsible for such Export Regulations. If the Delivery of Products, services and/or documentation is subject to the granting of an export or import license by certain governmental authorities or otherwise restricted or prohibited due to export/import control regulations, Philips may suspend its obligations and Customer’s and/or end-user’s rights until such license is granted or for the duration of such restrictions or prohibitions. Furthermore, Philips may even terminate the relevant order in all cases without incurring any liability towards Customer or end-user.

16.2	Philips undertakes to provide Customer on request and in a timely fashion, with the following information in relation to the Products:

(a)	The country of origin of items to be supplied; and

(b)	The applicable export control classification number of items known by Philips to be so subject to control.

16.3	Each Party will provide the other with reasonable assistance when applying for export licences for the Product.

16.4	Customer warrants that it will comply in all respects with the export, re-export and transfer restrictions set forth in such Export Regulations or in export licenses (if any) for every Product. Customer will not re-export the Product to any Third Parties unless Customer first obtains the same warranty as Customer is providing in the first sentence of this clause 16.4 from such third party.

16.5	Customer shall take all commercially reasonable actions in a manner consistent with industry practice, that are within its reasonable control to help minimize the risk of a customer/purchaser or end-user contravening such Export Regulations.

17.	REGULATORY MATTERS

Until execution of the Quality Agreement, the following provision shall govern the regulatory aspects of the activities under this Agreement.

17.1	Regulatory Actions

Customer and Philips agree to notify each other within two (2) Business Days of any regulatory action affecting the Product.

17.2	Government Inspections, Compliance Review and Inquiries

Upon request of any Governmental Authority or any third party entity authorized by a Governmental Authority, such entity shall, for the purpose of regulatory review and compliance, have access to observe and inspect the: (i) facilities of Philips; and (ii) manufacturing, testing, storage and preparation for shipment of Product, including development operations in respect of manufacturing, and auditing the Philips facility for compliance with applicable Laws. Philips shall give Customer prompt written notice of any upcoming inspections or audits by a Governmental Authority, governmental entity or any third party entity authorized by a Governmental Authority of the Philips facility or any of the foregoing, shall provide Customer with a written summary of such inspection or audit within five (5) Business Days following completion thereof. Philips agrees to use commercially reasonable efforts to promptly rectify or resolve any deficiencies (consisting of any failure to meet applicable regulatory requirements under applicable Law then in force) noted by a Governmental Authority, governmental entity or any third party entity authorized by a Governmental Authority in a report or correspondence issued to Philips or Customer. Subject to any specific arrangements agreed upon by the parties and subject to any limitations due to the fact (and until) Philips is the legal manufacturer, Customer shall be responsible for communicating with any Governmental Authority concerning the Product or the marketing, distribution, sale use of the Product, and Philips shall provide Customer with such assistance as Customer may reasonably require to assist it in such communications. Philips shall have no such communications specifically related to the Product, except to the extent (and notwithstanding its confidentiality undertakings in this Agreement) that they relate to Philips’s manufacture, testing, storage and preparation for shipment of Product under this Agreement or as required of Philips directly by the Governmental Authority (including but not limited to due to the fact (and until) Philips is the legal manufacturer of the Product), in which case Philips shall be responsible for such communications. Notwithstanding the foregoing and except to the extent that an immediate or urgent communication is necessary under the circumstances or required by applicable Law, Philips in good faith shall consult in advance with Customer regarding all communications with any Governmental Authority that relate to Product or to Philips’ ability to manufacture the Product pursuant to this Agreement.

17.3	Complaints and Adverse Events

Philips and Customer shall fully comply with the terms of the Quality Agreement regarding their respective obligations and responsibilities with respect to any complaints or adverse events regarding the Product and other activities related to this Agreement.

17.4	Records

Philips shall maintain, and provide Customer reasonable access to, all records, both during and after the termination or expiration of this Agreement, in accordance with the Quality Agreement. The cost of any off-site storage of such records after the Term of this Agreement shall be borne by Customer and invoiced on a calendar quarter basis. After the Term, Customer may elect to have such records delivered to it upon reimbursing Philips for its reasonable costs of such transfer.

17.5	Testing, Documentation, and Quality Assurance

Philips shall maintain, and provide Customer reasonable access to, accurate and complete production records with respect to the manufacture of the Product in accordance with the Quality Agreement.

The Parties agree to execute, and shall comply with their respective obligations and duties set forth in, the Quality Agreement. To the extent that there is any conflict between the terms of this Agreement and the Quality Agreement, the terms of this Agreement shall govern.

17.6	Cooperation as to Adverse Events, Product Inquiries and Recalls

Each Party shall provide to each other in a timely manner all information which the other party reasonably requests regarding the Product in order to enable the other party to comply with all applicable Laws. Without limiting the foregoing, each Party will cooperate fully with the other party in connection with any recall efforts and mandatory problem reporting to Governmental Authorities as more fully detailed in the Quality Agreement.

18.	MISCELLANEOUS

18.1	Entire Agreement

This Agreement, together with the Quality Agreement and the Purchase Order, contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by applicable Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

Each Party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.

18.2	Severability

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, then:

(a)	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

18.3	Notices

Any notice or other communication required or permitted to be given to any Party hereunder shall be in writing and shall be given to such Party at such Party’s address set forth below, or such other address as such Party may hereafter specify by notice in writing to the other Party. Any such notice or other communication shall be addressed as aforesaid and given by:

(a)	delivered personally;

(b)	sent by an internationally recognized overnight courier service such as Federal Express; or

(c)	e-mail transmission,

Philips’ details:

PHILIPS MEDICAL SYSTEMS NEDERLAND B.V.
Address:	PHILIPS MEDICAL SYSTEMS NEDERLAND B.V. P.O. Box 10.000 5680 DA Best, The Netherlands

Attention:	[Redacted – Personal Information], Operations Manager MR Best
Email:	[Redacted – Personal Information]
With copy to:	Legal Department PMSN BV Veenpluis 4-6 5684 PC Best Building QX2 Email:

The Company’s details:

PROFOUND MEDICAL INC.
Address:	Profound Medical Inc. 2400 Skymark Avenue, Unit #6 Mississauga, ON, L4W 5K5, Canada
Attention:	Arun Menawat
E-mail:	[Redacted – Personal Information]
With copy to:	Torys LLP Suite 3000, P.O. Box 270 79 Wellington Street West TD Centre Toronto, ON M5K 1N2 Attention: Cheryl Reicin

Any notice or other communication will be deemed to have been duly given: (A) on the date of service if served personally; (B) on the Business Day after delivery to an international overnight courier service, provided receipt of delivery has been confirmed; or (C) on the date of transmission if sent via e-mail transmission, provided confirmation of receipt is obtained promptly after completion of transmission and provided that transmission via e-mail is followed promptly by delivery via one of the methods in Clause 18.3(a) or (b) above.

18.4	Assignment

This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by either Party, in whole or in part, to any Third Party without the prior written consent of the other Party, except that either Party may assign this Agreement as a whole, and all of its rights and obligations hereunder, without the consent of the other Party, but upon written notice to the other Party (a) to an Affiliate, or (b) in case of a transfer of all, or substantially all, stock or assets of such Party or the relevant business activity through which such Party acts in this Agreement to a Third Party or to any partnership or other venture in which such business activity is to participate. Except as provided above, without prior written consent of the other Party, any assignment or pledge of rights under this Agreement by a Party to a Third Party shall have no effect vis-à-vis such Third Party.

18.5	Independent Contractors

The Parties to this Agreement are independent contractors and nothing in this Agreement shall operate to create a relationship of agency, partnership or employment between the Parties and neither Party shall have any right or authority to act on behalf of the other nor to bind the other by contract or otherwise (except as expressly permitted by the terms of this Agreement).

18.6	Headings

Headings used in this Agreement are for convenience only and shall not affect the interpretation.

18.7	Amendments and Waiver

No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each of the Parties. No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to give such waiver.

18.8	Disputes and Applicable Law

This Agreement (including any dispute hereunder) and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, will be governed by and construed in accordance with the Laws of the Netherlands. The applicability of the UN Convention on Contracts for the International Sale of Goods (Vienna convention) is explicitly excluded.

Any dispute arising out of or in connection with this Agreement shall be resolved in the manner provided in Sections 12.1 and 12.2 of the Purchase Agreement.

18.9	Counterparts

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original. Signatures submitted by facsimile and electronically transmitted signatures as to which authenticity can reasonably be confirmed, shall be valid.

18.10	Third Party Rights

Save as expressly otherwise stated, this Agreement does not contain a stipulation in favour of a Third Party.

18.11	Costs

Except as otherwise provided in this Agreement, all costs which a Party has incurred or shall incur in preparing, concluding or performing this Agreement are for that Party’s own account.

18.12	Insurance

Philips shall fully comply with the terms of the Quality Agreement regarding its obligations and responsibilities with respect to maintaining the required level of insurance.

18.13	Further Assurances

Each Party shall at its own costs and expenses from time to time execute such documents and perform such acts and things as the other Party may reasonably require to give the other Party the full benefit of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized representatives of the parties as of the dates set forth below.

PHILIPS MEDICAL SYSTEMS		PROFOUND MEDICAL INC.
NEDERLAND B.V.

By:	/s/ Iwald Mons	By:	/s/ Arun Menawat

Name:	Iwald Mons	Name:	Arun Menawat

Title:	M&A Project Leader	Title:	Chief Executive Officer

Date:	July 31, 2017	Date:	July 31, 2017

[Redacted – Commercially Sensitive – Schedules concerning Product specifications, details, pricing, lead times, production plan and transition details]